Exhibit 99.1

Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code:  RNG    ISIN:  ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
(“R&E”)
JCI LIMITED (Incorporated in the Republic of South Africa) Registration number 1894/000854/06 Share code: JCD ISIN: ZAE0000039681 (Suspended) (“JCI”)

Proposed merger of JCI Limited (“JCI”) and Randgold and Exploration Company Limited (“R&E”) in terms of a scheme of arrangement (“the scheme”)
Request for submissions.
Shareholders in JCI and R&E are referred to the joint announcement by JCI and R&E released on SENS on 23 April 2007 (“the announcement”) where it was announced that the companies intended to merge. In terms of the scheme, R&E will acquire all the issued shares in JCI in exchange for an issue of new R&E shares.
The announcement advised, inter alia, that JCI and R&E are currently unable to fulfil certain of the published requirements of the JSE Limited (“JSE”) and the Securities Regulation Panel (“SRP”) including the disclosure of audited financial information and certain other information relating to events that occurred prior to the reconstitution of both company’s Boards of directors in August 2005. The Boards of both companies stated their intention to make application to the JSE and SRP to obtain rulings relating to the appropriate disclosures to be made and other requirements to be fulfilled within the companies’ current abilities, including the obtaining of opinions from independent experts regarding the proposal.
Application for a ruling has now been lodged. The Executive Director of the SRP has determined that interested parties will be given an opportunity to make written submissions to the Executive Director regarding the proposals for disclosure contained in the application. Copies of the application may be inspected at the offices of JCI and R&E at 13th Floor, 28 Harrison Street, Johannesburg, and at the office of the SRP at 2, Sherborne Road, Parktown, Johannesburg, 2193 (Tel 011 482 5630) during normal business hours.
Written submissions are to be received by the Executive Director by 12:00 on Friday, 6 July 2007. Submissions may be faxed to the SRP at fax number +27 11 482 5635 or may be delivered by hand to the SRP marked for the attention of the Executive Director at the following address:
2 Sherborne Road
Parktown
Johannesburg
2193

A further announcement regarding the application will be made on SENS by not later than Wednesday, 11 July 2007.

Johannesburg

29 June 2007

Sponsor and Corporate Adviser
Sasfin Capital
A division of Sasfin Bank Limited